Exhibit 99.1

Oncolytics Biotech® Establishes Scientific Advisory Board Focused on REOLYSIN® Registration Study in Metastatic Breast Cancer

CALGARY and SAN DIEGO, Nov. 30, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced the establishment of its Scientific Advisory Board (SAB).  The SAB will provide Oncolytics with significant clinical expertise and experience in breast cancer drug development in both the U.S. and Europe with the following initial members:

•	Dr. Mattine Piccart, M.D., Ph.D., Professor of Oncology, Université Libre de Bruxelles, Director of the Medicine Department, TRANSBIG and Jules Bordet Institute, Brussels, Belgium, Member, BCRF Scientific Advisory Board
•	Dr. Aleix Prat, M.D., Ph.D., Head, Medical Oncology Department, Hospital Clinic of Barcelona & Associate Professor, University of Barcelona, SOLTI - Breast Cancer Research Group
•	Dr. Padmanee Sharma, M.D., Ph.D., Professor, Department of Genitourinary Medical Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center, Houston, TX

"As we continue to expand our collaborative third-party expertise to build on the momentum of our phase 3 program in metastatic breast cancer, we are delighted to introduce a strong Scientific Advisory Board comprised of world-renowned clinical and medical oncologists," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "Drs. Piccart, Prat and Sharma will provide crucial guidance based on their specializations in breast cancer drug development and cancer immunotherapy, which parallel the development plan we have established for REOLYSIN."

Dr. Mattine Piccart is a Professor of Oncology at the Université Libre de Bruxelles and a member of the Breast Cancer Research Foundation (BCRF) SAB. She is a member of the European Society of Medical Oncology (ESMO) Magnitude of Clinical Benefit Scale Working Group and co-founder and Chair of the Breast International Group (BIG), an international group that includes more than 56 cooperative groups, more than 10,000 experts and links more than 3,000 hospitals. Dr. Piccart was President of ESMO from 2012 to 2013 and the European Cancer Organization (ECCO) from 2014 to 2015. She is a former president of the European Organisation for Research and Treatment of Cancer (EORTC) and served on the American Society of Clinical Oncology (ASCO) Board. Author or co-author of more than 470 peer-reviewed publications, she has received numerous prestigious awards, including the Jill Rose Award, the William L. McGuire Award, the Umberto Veronesi Award for the Future Fight against Cancer, and 2013 David A. Karnofsky Memorial Award, Dr. Piccart obtained both her M.D. and Ph.D. degrees from the Université Libre de Bruxelles.

Dr. Aleix Prat is the Head of Medical Oncology of the Hospital Clinic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS). Dr. Prat designs and leads clinical trials for novel drugs and approaches, and has a particular interest in the clinical implications of different subtypes of breast cancer. He is currently the scientific coordinator of SOLTI, a Spanish breast cancer cooperative group, and was recently named as a Member of the Executive Committee of BIG. In 2008, Dr. Prat became a postdoctoral research associate at the Lineberger Comprehensive Cancer Center (University of North Carolina), and in 2012, returned to Barcelona as the Head of the Translational Genomics Group at Vall d´Hebron Institute of Oncology (VHIO). Dr. Prat obtained his M.D. degree in 2003 from the University of Barcelona and completed a medical oncology fellowship in 2008 at VHIO.

At the University of Texas MD Anderson Cancer Center, Dr. Padmanee Sharma is a Professor at the Department of Genitourinary Medical Oncology, the Co-Director of the Parker Institute for Cancer Immunotherapy and Scientific Director of the Immunotherapy Platform at the Department of Immunology. She has participated in 54 research outputs since 1996, focusing primarily on immunotherapy, and is principal investigator of several immunotherapy clinical trials that study immune and anti-tumor responses in cancer patients. Dr. Sharma has served as a member of the BMS Immuno-Oncology Network, a Member of the SAB at Kite Pharma, Inc. and also recently became a member of Constellation Pharmaceuticals, Inc.'s SAB. Dr. Sharma holds a Ph.D. in immunology and an M.D. from Pennsylvania State University.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the anticipated benefits of the formation of the Scientific Advisory Board to the Company; the composition of the Scientific Advisory Board; the Company's plans regarding its first registration study in metastatic breast cancer and studies in combination with checkpoint inhibitors and IMiD therapies in solid and hematological malignancies; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/30/c5768.html

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For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 30-NOV-17